

February 15, 2012

<u>Via Facsimile</u>
Mr. Frank P. Simpkins
Chief Financial Officer
Kennametal Inc.
World Headquarters
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

    Re: **Kennametal Inc.**
             Form 10-K for the year ended June 30, 2011
             Filed August 11, 2011
             Form 10-Q for the period ended December 31, 2011
             Filed February 8, 2012
             File No. 001-05318

Dear Mr. Simpkins:

      We have reviewed your response dated February 6, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarterly period ended December 31, 2011</u>

<u>Liquidity and Capital Resources, page 25</u>

1. We note from your revised disclosure on page 25 that as of December 31, 2011, the amount of cash, cash equivalents, and short term intercompany advances held by foreign subsidiaries that would not be available for use in the United States, without incurring U.S. federal and state income tax consequences was approximately $290 million. With a view towards future disclosure, please provide us with the amounts associated with each component (i.e. cash, cash equivalents, and short term intercompany advances held by foreign subsidiaries). Additionally, please explain the nature of these intercompany

Mr. Frank Simpkins
Kennametal Inc.
February 15, 2012
Page 2

      advances and clarify if these intercompany advances held by your foreign subsidiaries are intercompany receivables or payables. Also, explain if the amounts are due from or due to your domestic U.S. subsidiaries or non-U.S. subsidiaries. Furthermore, please explain why you would incur U.S. federal and state income tax consequences if you repatriate these intercompany advances held by foreign subsidiaries to the United States.

2. Based on the aforementioned disclosure, it appears that the majority of your cash and cash equivalents balance is held by your foreign subsidiaries and is not available for use in the United States without incurring U.S. federal and state income tax consequences. With a view towards future disclosure, please explain how you have met and will continue to meet your U.S. domestic liquidity needs without repatriating these funds held by your foreign subsidiaries to the U.S., which would cause you to incur U.S. federal and state income tax consequences.

      You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue, Staff Attorney, at (202) 551-3841 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

    Sincerely,

    /s/ Jeffrey Jaramillo

    Jeffrey Jaramillo
    Accounting Branch Chief